

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2020

Michael Spellacy
Chief Executive Officer
Atlas Crest Investment Corp.
399 Park Ave.
New York, New York 10022

> **Re: Atlas Crest Investment Corp.**
> **Registration Statement on Form S-1**
> **Filed October 2, 2020**
> **File No. 333-249289**

Dear Mr. Spellacy:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed October 2, 2020

Limited payments to insiders, page 23

1. We note you indicate that you will pay "the Marketing Fee payable to Moelis & Company LLC upon the consummation of our initial business combination …." Please revise to indicate the amount to be paid to Moelis & Company LLC pursuant to the business combination marketing agreement. Also revise your "Certain Relationships and Related Party Transactions" section, on page 105, to address the amount to be paid to Moelis & Company LLC pursuant to the Marketing Fee.

Principal Stockholders, page 100

2. We note the disclosure on page 98 that upon consummation of the IPO, Moelis will have an economic interest in 7% of the Class B common stock. Please clarify that Moelis is

receiving this 7% economic interest in footnote 3 to the beneficial ownership table.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric Mcphee at 202-551-3693 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction